SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )1

                               CIRUS TELECOM, INC.
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                  172 76K 10 6
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                                 (CUSIP Number)

                                 Mr. Kashif Syed
                        Universal Network Solutions, Inc.
                                7652 263rd Street
                            Glen Oaks, New York 11004
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------

1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP No. 17276K 10 6                  13D                   Page 2 of  5 Pages

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1         NAME OF REPORTING PERSONS                           Universal Network
          Solutions, Inc.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|

                                                                        (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or  2(e)                                                |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                       Delaware

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                          7   SOLE VOTING POWER
   NUMBER OF SHARES                1,000,000 shares of common stock.
                        --------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        --------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                     1,000,000 shares of common stock.
                        --------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
                        --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,000,000 shares of common stock.
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN  SHARES*
                                                                            |_|
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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.01%
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  14      TYPE OF REPORTING PERSON*

          CO
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
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CUSIP No. 17276K 10 6                   13D                   Page 3 of  5 Pages

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1         NAME OF REPORTING PERSONS                               Kashif Syed
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS             Not applicable

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Pakistan

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                          7   SOLE VOTING POWER
   NUMBER OF SHARES                1,000,000 shares of common stock.
                        --------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        -------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                      1,000,000 shares of common stock.
                        -------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,300,000 shares of common stock.
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           |_|
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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.01%
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  14      TYPE OF REPORTING PERSON*

          IN
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


                                                               Page 4 of 5 Pages

Item 1.  Security and Issuer.

         This Amendment No. 1 to Schedule 13D relates to shares of the common stock, par value $.0001 per share ("Common Stock"), of Cirus Telecom, Inc., a Delaware corporation (formerly Capital One Ventures Corp.) (the "Company"). The Company has its principal executive office at 705 Bronx River Road, Suite 100, Yonkers, New York 10704.

Item 2. Identity and Background.

         No Change.

Item 3. Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4. Purpose of Transaction.

         Universal Network Solutions, Inc. ("Universal") and Mr. Syed surrendered 8,200,000 shares of Common Stock to the Company pursuant to the Return To Treasury Agreement between Company and Universal, dated January 22, 2002. The purpose of the transaction was to (i) improve the capital structure of the Company; and (ii) fulfill a condition subsequent to the execution of the Agreement and Plan of Merger between the Company and THC Internet Solutions, Inc., and certain shareholders, dated January 22, 2002.

Item 5.  Interest in Securities of the Issuer.

         Under the rules and regulations of the Securities and Exchange Commission, Universal and Mr. Syed each beneficially owned 1,000,000 shares of common stock, representing 1.01% of the outstanding shares of common stock of the Company as of January 22, 2002. The percentage of outstanding shares of common stock is computed based on 98,646,035 shares of common stock outstanding as of January 22, 2002. Except for the transactions described herein, neither Universal nor Mr. Syed has any plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

         On January 22, 2002, Universal and Mr. Syed ceased to be the beneficial owners of more than 5% of the Common Stock of the Company.

                                                              Page 5 of  5 Pages






Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger by and among Capital One Ventures Corp., a Delaware corporation, Capital One Acquisition Corp., a Delaware corporation, DMS Acquisitions Corp., a Delaware corporation, Universal Network Solutions, Inc., a Delaware corporation, 9278 Communications, Inc., a Delaware corporation, Hansa Capital Corp., a corporation formed under the laws of the Province of British Columbia, and Amar Bahadoorsingh (incorporated by reference to Exhibit 1 to Schedule 13D filed March 2, 2001).

         2. Return To Treasury Agreement between the Company and Universal, dated January 22, 200



                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 30, 2002                             UNIVERSAL NETWORK SOLUTIONS, INC.


                                             By:/s/ KASHIF SYED
                                             -------------------------
                                                    Kashif Syed,
                                                    President


                                             /s/ KASHIF SYED
                                             -------------------------
                                                 Kashif Syed